SPECIAL MEETING OF SHAREHOLDERS

                                       OF

                         PRINCIPAL INVESTORS FUND, INC.

680 8th Street, Des Moines, Iowa       October 23, 2000              10:00 a.m.


         A special meeting of the shareholders of Principal Investors Fund, Inc. ("Corporation"), was held at 680 8th Street, Des Moines, Iowa on Monday, October 23, 2000, at 10:00 a.m.

The meeting was called to order by Ralph C. Eucher, President of the Corporation.

Mr. A. S. Filean, Secretary of the Corporation, was appointed Secretary of the meeting and kept minutes.

Mr. Eucher appointed Mr. B. L. Agnew as inspector of election and directed him to report to the Secretary the total number of shares represented at the meeting. The Secretary announced that of the 22,888,791.294 shares entitled to vote at the meeting, the holders of 19,310,510.481 shares were present at the meeting.

Mr. Eucher announced that Section 2.05 of the bylaws establishes a quorum as a one-third interest of all the capital stock outstanding except as expressly required by law. Mr. Eucher announced that a quorum was present and that the meeting was lawfully and properly convened.

Mr. Eucher directed the Secretary to give a copy of the minutes of the last shareholder meeting to each shareholder who was present and requested a copy. With the unanimous consent of all shareholders present, Mr. Eucher dispensed with the reading of the minutes of the last meeting of shareholders.

Mr. Eucher called for the nomination of directors to serve until the next meeting of shareholders held for the purpose of electing directors and until their successors are duly elected and qualified. On behalf of management, the Secretary reported that the Board of Directors of the Corporation, at its meeting on September 11, 2000, nominated the following persons:

     J. E. Aschenbrenner                         R. W. Gilbert
     J. D. Davis                                 J. B. Griswell
     R. C. Eucher                                W. C. Kimball
     P. A. Ferguson                              B. A. Lukavsky

Mr. Eucher called for further nominations but none were made. The inspector of election was directed to take a ballot and to report the results to the Secretary.

Upon receiving the report of the inspector of election, the Secretary reported that the nominees received the following number of votes, respectively:

                              "For"            "Withheld"
                              -----            ----------
Aschenbrenner              19,310,510.481           0
Davis                      19,310,510.481           0
Eucher                     19,310,510.481           0
Ferguson                   19,310,510.481           0

                            "For"           "Withheld"
                            -----           ----------
Gilbert                  19,310,510.481          0
Griswell                 19,310,510.481          0
Kimball                  19,310,510.481          0
Lukavsky                 19,310,510.481          0


and that no other votes were cast. Mr. Eucher declared that the foregoing nominees had been elected to serve as directors of the Corporation until the next shareholder meeting and until their successors are duly elected and qualified, unless sooner displaced.

There being no further business, the meeting, on motion duly made, was adjourned.




                                                       /s/A S Filean
                                                        A. S. Filean, Secretary